Exhibit 99.1
NetQin Mobile Inc. Announces Second Quarter 2011 Results
Net Revenues Increased 147.4% Year-over-Year Reaching New Record
Income from Operations Increased 241.7% Year-over-Year
Net Income Attributable to NetQin Increased 977.8% Year-over-Year
BEIJING, August 4, 2011 – NetQin Mobile Inc. (“NetQin” or the “Company”) (NYSE: NQ), a leading provider of consumer-centric mobile security and productivity applications, today announced its unaudited financial results for the second quarter ended June 30, 2011.
Second Quarter 2011 Highlights
•	Net revenues increased 147.4% year-over-year to $8.9 million from $3.6 million in the corresponding period of 2010, exceeding the high end of the Company’s previous guidance.
•	Income from operations, or operating income, increased 241.7% year-over-year to $0.5 million from $0.14 million in the corresponding period of 2010. Non-GAAP operating income, defined as operating income excluding share-based compensation expenses, increased 727.4% year-over-year to $3.7 million from $0.45 million in the corresponding period of 2010.
•	Net income attributable to NetQin increased 977.8% year-over-year to $1.1 million from $0.1 million in the corresponding period of 2010. Non-GAAP net income, defined as net income attributable to NetQin excluding share-based compensation expenses, increased 954.7% year-over-year to $4.3 million from $0.4 million in the corresponding period of 2010.
•	Net cash flow generated from operations was $3.0 million in the second quarter of 2011, compared with net cash outflow of $1.7 million in the corresponding period of 2010. Cash and cash equivalents amounted to $98.4 million as of June 30, 2011.
•	Deferred revenue was $4.6 million at the end of second quarter of 2011, up 35.6% from $3.4 million at the end of the first quarter of 2011.
The Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are described in the accompanying sections of “Non-GAAP Disclosure” and “Reconciliations to Unaudited Condensed Consolidated Statements of Operations.”
Second Quarter 2011 Operating Metrics
•	Cumulative registered user accounts were 102.7 million as of June 30, 2011, compared with 50.2 million as of June 30, 2010 and 86.0 million as of March 31, 2011.
•	Average monthly active user accounts for the second quarter ended June 30, 2011 were 36.4 million, compared with 17.0 million for the corresponding period of 2010 and 30.3 million for the first quarter ended March 31, 2011.
•	Average monthly paying user accounts for the second quarter ended June 30, 2011 were 4.2 million, compared with 1.9 million for the corresponding period of 2010 and 3.7 million for the first quarter ended March 31, 2011.

“Our 2011 second quarter results exceeded our original guidance, reflecting our rapid growth and further validating our freemium business model,” commented Dr. Henry Lin, chairman and chief executive officer of NetQin Mobile. “We delivered another solid quarter, building on the momentum of the Company’s IPO, and achieved record net revenues and non-GAAP profit.”
“Our IPO on the New York Stock Exchange in May raised our public profile significantly and has provided us with a great platform to expand our business globally. Our visibility, credibility and financial strength as a NYSE-listed company have better positioned us to forge relationships with more leading companies in the mobile ecosystem. For example, we recently formed strategic partnerships with Telefonica and MediaTek to offer our mobile Internet services to their customers. These alliances position NetQin for more exciting growth opportunities globally and reflect the trust NetQin’s products and services have earned across the industry.”
“Our registered user accounts exceeded 100 million in the second quarter and this milestone reflects the growing, worldwide demand for mobile security in the face of new malware threats to smartphone platforms. We also successfully launched NetQin Mobile Security 5.0 for the Android and Symbian platforms which resulted in a record number of active and paying user accounts in the second quarter. Looking forward, we will continue to expand our product and service offering in order to maintain our leadership position and execute on our global growth strategy,” said Dr. Lin.
Second Quarter 2011 Results
Revenues
Net revenues in the second quarter of 2011 were $8.9 million, an increase of 147.4% year-over-year from $3.6 million in the second quarter of 2010 and 16.4% sequentially from $7.6 million in the first quarter of 2011. The significant year-over-year and sequential increases in revenues were mainly due to strong growth in revenues from premium mobile Internet services and revenues from other services.
Net revenues from premium mobile Internet services increased 147.9% year-over-year and 17.2% sequentially to $7.7 million in the second quarter of 2011. The increases were primarily due to strong and steady growth in the number of paying user accounts, which reflected growth in the number of NetQin’s registered and active user accounts, as well as increased use of its premium services, particularly among its overseas paying user accounts, which generally pay a higher subscription rate. Revenue contribution from overseas users accounted for 49.5% of total net revenues from premium mobile Internet services in the second quarter of 2011, compared with 42.3% in the second quarter of 2010 and 45.4% in the first quarter of 2011.
Net revenues from other services in the second quarter of 2011 were $1.18 million, representing an increase of 144.0% year-over-year and 11.8% sequentially. The year-over-year and sequential increases were primarily due to the growth in revenues from secured download and delivery services for mobile applications produced by third parties. Net revenues from other services as a percentage of total net revenue has remained relatively stable in the 12-14% range for the past five quarters.

Cost of Revenues
Cost of revenues in the second quarter of 2011 was $1.8 million, representing an increase of 71.1% year-over-year and 20.4% sequentially. The year-over-year and sequential increases were primarily due to increased customer acquisition costs and higher staff costs from salary and headcount increases.
Gross Profit and Gross Margin
Gross profit in the second quarter of 2011 was $7.1 million, representing an increase of 179.3% year-over-year from $2.5 million in the second quarter of 2010 and 15.4% sequentially from $6.1 million in the first quarter of 2011. Gross margin, or gross profit as a percentage of net revenues, was 79.6% in the second quarter of 2011, compared with 70.5% in the second quarter of 2010 and 80.3% in the first quarter of 2011.
Operating Expenses
Total operating expenses in the second quarter of 2011 were $6.6 million, representing an increase of 175.6% year-over-year and 44.0% sequentially. Non-GAAP operating expenses, which exclude share-based compensation expenses, were $3.4 million in the second quarter of 2011, representing an increase of 62.5% year-over-year from $2.1 million in the second quarter of 2010 and 7.8% sequentially from $3.1 million in the first quarter of 2011.
Selling and marketing expenses were $1.2 million in the second quarter of 2011, representing an increase of 20.5% year-over-year and a decrease of 20.4% sequentially. The year-over-year increase was primarily due to higher staff costs as a result of the granting of new share options and restricted shares to qualified employees and increases in salary and headcount, partially offset by lower office-related expenses, traveling and entertainment expenses and marketing and advertising spending. The sequential decrease was primarily due to lower staff costs from headcount decreases, lower office-related expenses and traveling and entertainment expenses. Non-GAAP selling and marketing expenses were $0.9 million in the second quarter of 2011, compared with $0.95 million in the second quarter of 2010 and $1.4 million in the first quarter of 2011. The 5.0% year-over-year decrease was primarily due to lower office-related expenses, traveling and entertainment expenses and marketing and advertising spending, partially offset by higher staff costs. The 35.0% sequential decrease was primarily due to lower staff costs from headcount decreases, lower office-related expenses and traveling and entertainment expenses.
General and administrative expenses were $4.3 million in the second quarter of 2011, representing an increase of 437.3% year-over-year and 101.9% sequentially. Both year-over-year and sequential increases were primarily due to higher staff costs as a result of granting new share options and, to a lesser extent, higher legal and professional fees. Non-GAAP general and administrative expenses were $1.5 million in the second quarter of 2011, compared with $0.5 million in the second quarter of 2010 and $0.9 million in the first quarter of 2011. The 188.4% year-over-year increase was primarily due to higher staff costs from salary and headcount increases and higher legal and professional fees, while the 73.0% sequential increase was primarily due to higher legal and professional fees.

Research and development expenses were $1.1 million in the second quarter of 2011, representing an increase of 80.7% year-over-year and 14.5% sequentially. Both year-over-year and sequential increases were primarily due to higher staff costs from salary increase and the granting of new share options. Non-GAAP research and development expenses were $1.0 million in the second quarter of 2011, compared with $0.6 million in the second quarter of 2010 and $0.9 million in the first quarter of 2011. The 58.7% year-over-year increase and 10.4% sequential increases were primarily due to higher staff costs from salary increase and, to a lesser extent, higher office related expenses.
Total operating expenses as a percentage of net revenues in the second quarter of 2011 were 74.2%, compared with 66.6% in the second quarter of 2010 and 60.0% in the first quarter of 2011. Non-GAAP total operating expenses, excluding share-based compensation expenses, amounted to 38.2% of net revenues in the second quarter of 2011, compared with 58.2% in the second quarter of 2010 and 41.2% in the first quarter of 2011.
Operating Income and Operating Margin
Operating income in the second quarter of 2011 was $0.5 million, representing an increase of 241.7% year-over-year from $0.14 million in the second quarter of 2010 and a decrease of 69.2% sequentially from $1.5 million in the first quarter of 2011. Operating margin, or operating income as a percentage of net revenues, was 5.4% in the second quarter of 2011, compared with 3.9% in the second quarter of 2010 and 20.2% in the first quarter of 2011. The sequential decrease in operating income and operating margin in the second quarter of 2011 was mainly due to the impact of share-based compensation expenses.
Non-GAAP operating income, which excludes share-based compensation expenses, was $3.7 million in the second quarter of 2011, representing an increase of 727.4% year-over-year from $0.45 million in the second quarter of 2010 and a sequential increase of 23.7% from $3.0 million in the first quarter of 2011. Non-GAAP operating margin, or non-GAAP operating income as a percentage of net revenues, was 41.6% in the second quarter of 2011, compared with 12.4% in the second quarter of 2010 and 39.1% in the first quarter of 2011.
Foreign Exchange Gain and Interest Income
Foreign exchange gain was $0.4 million in the second quarter of 2011, compared with a foreign exchange loss of $0.04 million in the second quarter of 2010 and a gain of $0.1 million in the first quarter of 2011. The significant year-over-year and sequential increases were primarily attributable to the appreciation of RMB against US$ when a portion of IPO proceeds was converted into RMB and placed in bank deposits during the second quarter of this year. Interest income was $0.2 million in the second quarter of 2011, compared with $0.03 million in the second quarter of 2010 and $0.08 million in the first quarter of 2011. The significant year-over-year and sequential increases were primarily due to the higher deposit position resulting from the May IPO proceeds.
Income Tax
Income tax benefit was $0.02 million and the effective tax rate was almost zero in the second quarter of 2011, compared with an income tax expense of $0.03 million in the second quarter of 2010 and an income tax benefit of $0.01 million in the first quarter of 2011. The low effective tax rate was primarily due to the preferential tax treatment enjoyed by certain subsidiaries of the Company and reversal of deferred tax liabilities.

Net Income
Net income attributable to NetQin was $1.1 million in the second quarter of 2011, compared with $0.1 million in the second quarter of 2010 and $1.7 million in the first quarter of 2011. Non-GAAP net income attributable to NetQin, which excludes share-based compensation expenses, was $4.3 million in the second quarter of 2011, compared with $0.4 million in the second quarter of 2010 and $3.1 million in the first quarter of 2011.
Cash Flows and Deferred Revenue
Net cash flow generated from operations for the second quarter of 2011 was $3.0 million, compared with net cash outflows of $1.7 million for the corresponding period of 2010 and net cash inflows of $2.0 million for the first quarter of 2011. As of June 30, 2011, the Company had cash and cash equivalents of $98.4 million and deferred revenue of $4.6 million.
Other Business Updates and Significant Events
Initial Public Offering and Conversion of Preferred Shares
On May 5, 2011, NetQin completed an initial public offering of a total of 7,750,000 American Depositary Shares (“ADSs”) at a public offering price of $11.50 per ADS (each ADS representing 5 Class A common shares). The offering was 100% primary and the total gross proceeds to NetQin amounted to approximately $89.1 million. Immediately following the closing of the IPO, NetQin had 38,750,000 outstanding Class A common shares represented by 7,750,000 ADSs. In addition, all of the Company’s 114,637,272 outstanding preferred shares were converted to Class B common shares immediately upon the completion of the IPO. Thereafter, there was no accretion and allocation of net income to the preferred shares and all net income was attributable to the common shareholders subsequent to the IPO.
Grant of Restricted Shares and Employee Stock Options
On June 13, 2011, the Company granted 1,075,000 restricted shares and 3,925,000 options to a number of its employees. The grants of such restricted shares and stock options resulted in additional share-based compensation expenses in the amount of $0.2 million for the second quarter of 2011 and will have an impact on future share-based compensation expenses.
Senior Management and Director Share Purchase
On June 16, 2011, NetQin announced that Dr. Lin, Dr. Vincent Wenyong Shi, the Company’s director and chief operating officer, Mr. James Ding, the Company’s director, and Mr. Weiguo Zhao, the Company’s director, intend to use their personal funds to purchase up to an aggregate total of $2 million worth of the Company’s ADSs in open market transactions within the next six months. As of June 30, 2011 when the restriction period for such insider purchases began, these individual directors had bought a total of 78,800 ADSs amounting to approximately $0.4 million. These individual directors may continue to buy NetQin’s ADSs subject to applicable legal restrictions and other factors and in a manner consistent with NetQin’s securities trading policy and applicable securities laws.

Mobile Security Agreement with Telefonica
On July 29, 2011, NetQin announced it had signed a framework agreement with Telefonica, S.A. (“Telefonica”), the fifth largest Telco service provider worldwide, to provide mobile Internet services to the subscribers of Telefonica. Under the agreement, NetQin’s mobile internet services will be integrated in Telefonica’s and its subsidiary’s App Store and in mobile devices distributed by Telefonica and its subsidiaries.
Mobile Security Agreement with MediaTek
On August 2, 2011, NetQin and MediaTek Inc. (“MediaTek”), a leading fabless semiconductor company for wireless communications and digital multimedia solutions, jointly announced that the two companies have reached an agreement on mobile security cooperation. Under the agreement, MediaTek will make NetQin’s mobile security service available to the company’s smartphone chipset.
Business Outlook
The Company expects net revenues to be in the range of $10.1 million and $10.3 million for the third quarter of 2011, representing year-over-year growth of 87%-90% and sequential growth of 14%-16%. The Company is raising its full year 2011 net revenue guidance from the previously issued range of $37.5 million to $38.5 million to a range of $38.3 million to $38.8 million, representing year-over-year growth of 116%-119% from the previous year of 2010. The above forecast reflects the Company’s current and preliminary view, which is subject to possible material changes.
Conference Call Information
NetQin’s management will hold an earnings conference call at 8:00 a.m. U.S. Eastern Daylight Time on August 4, 2011 (8:00 p.m. Beijing/Hong Kong Time on August 4, 2011) to discuss results and highlights from the quarter and to answer questions.
Dial-in details for the conference call are as follows:

U.S. Toll Free:	+1-866-831-6272
International:	+1-617-213-8859
Hong Kong:	+852-3002-1672
Passcode:	NetQin
A replay of the call will be available from 12:00 p.m. August 4, 2011 until 12:00 p.m. August 11, 2011 U.S. Eastern Time. Dial-in details for the replay are as follows:

International:	+1-617-801-6888
Passcode:	99220987

Additionally, an archived webcast of this call will be available on the Investor Relations section of NetQin’s website at http://ir.netqin.com
About NetQin
NetQin Mobile Inc. (NYSE: NQ) is a leading global provider of consumer-centric mobile Internet services focusing on security and productivity. NetQin was one of the first companies to recognize the growing security threats targeting smartphone users and is now a leading Software-as-a-Service (SaaS) provider with over 100 million registered user accounts worldwide. As a market leader in mobile security, NetQin’s innovation and global significance have been widely recognized through distinctions such as the 2011 Technology Pioneer Award bestowed by the World Economic Forum. For more information on NetQin, please visit www.netqin.com.
Non-GAAP Financial Measures
To supplement the Company’s financial results prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”), NetQin’s management uses non-GAAP measures of cost of revenues, operating expenses, operating income and net income attributable to NetQin, which are adjusted from results based on GAAP to exclude the share-based compensation expenses.
The Company’s non-GAAP financial information is provided as additional information to help the Company’s investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and its prospects for the future. The Company’s non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. In addition, the Company’s calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.
The non-GAAP financial measures are provided to enhance investors’ overall understanding of NetQin’s current financial performance and prospects for the future. A limitation of using non-GAAP cost of revenues, operating expenses, operating income and net income attributable to NetQin, excluding share-based compensation expenses, is that the share-based compensation charge has been and will continue to be a significant recurring expense in the Company’s business for the foreseeable future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.
Notes to Financial Information
Financial information in this press release other than the information indicated as being non-GAAP is derived from NetQin’s unaudited financial information prepared in accordance with GAAP.

Forward Looking Statements
This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.
For investor and media inquiries please contact:
In China:
Investor Relations
NetQin Mobile Inc.
Email: investors@netqin.com
Mr. Derek Mitchell
Ogilvy Financial, Beijing
Tel: +86-10-8520-6284
Email: nq@ogilvy.com
In the U.S.:
Ms. Jessica Barist Cohen
Ogilvy Financial, New York
Phone: +1-646-460-9989
Email: nq@ogilvy.com

NETQIN MOBILE INC.
UNAUDITED INTERIM CONDENSED CONSOLIDAED
BALANCE SHEETS
(In thousands)

		As of
	Note	June 30,	December 31,
		2011	2010
		US$	US$
ASSETS
Current assets:
Cash and cash equivalents		98,448	17,966
Term deposits		20,088	11,279
Accounts receivable, net of allowance		14,407	10,081
Prepaid expenses and other current assets		6,586	5,285

Total current assets		139,529	44,611

Equity investment in an associate		963	1,012
Property and equipment, net		985	981
Intangible assets, net		111	133
Other non-current assets		360	1,667

Total Assets		141,948	48,404

LIABILITIES
Current liabilities:
Accounts payable		879	658
Deferred revenue		4,595	2,690
Accrued expenses and other current liabilities		2,454	1,942
Tax payable		285	272

Total current liabilities		8,213	5,562

Noncurrent liabilities:
Deferred tax liabilities, non-current		147	187

Total Liabilities		8,360	5,749

Commitments and contingencies
MEZZANINE EQUITY
Series A convertible preferred shares		—	3,242
Series B redeemable convertible preferred shares		—	16,638
Series C redeemable convertible preferred shares		—	16,983
Series C-1 redeemable convertible preferred shares		—	14,115
SHAREHOLDERS’ DEFICIT
Common shares		20	5
Additional paid-in capital		150,630	12,006
Accumulated deficit		(19,269)	(21,994)
Accumulated other comprehensive income		2,136	1,592

Total NetQin Mobile Inc.’s shareholders’ equity/(deficit)		133,517	(8,391)

Non-controlling interest		71	68

Total shareholders’ equity/(deficit)		133,588	(8,323)

Total Liabilities, Mezzanine Equity and Shareholders’ Equity		141,948	48,404

NETQIN MOBILE INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED
STATEMENTS OF OPERATIONS
(In thousands, except for share and per share data)

	Three months ended			Six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2011	2011	2010	2011	2010
	US$	US$	US$	US$	US$

Net Revenues
Premium mobile Internet services	7,697	6,570	3,105	14,267	5,252
Other services	1,176	1,052	482	2,228	770

Total net revenues	8,873	7,622	3,587	16,495	6,022

Cost of revenues*	(1,810)	(1,503)	(1,058)	(3,313)	(1,879)

Gross profit	7,063	6,119	2,529	13,182	4,143

Operating expenses:
Selling and marketing expenses*	(1,156)	(1,453)	(959)	(2,609)	(1,843)
General and administrative expenses*	(4,288)	(2,124)	(798)	(6,412)	(1,422)
Research and development expenses*	(1,144)	(999)	(633)	(2,143)	(1,299)

Total operating expenses	(6,588)	(4,576)	(2,390)	(11,164)	(4,564)

Income/(Loss) from operations	475	1,543	139	2,018	(421)

Interest income	185	76	31	261	65
Realized loss on available-for-sale investments	—	—	(2)	—	—
Foreign exchange gain/(loss), net	379	98	(36)	477	(36)
Other income/(expense), net	15	—	(2)	15	144

Income/(Loss) before income taxes	1,054	1,717	130	2,771	(248)

Income tax benefit / (expense)	17	11	(32)	28	(34)
Share of loss from an associate	(5)	(66)	—	(71)	—

Net income/(loss)	1,066	1,662	98	2,728	(282)

Net loss/(income) attributable to the non-controlling interest	1	(4)	1	(3)	1

Net income/(loss) attributable to NetQin Mobile Inc.	1,067	1,658	99	2,725	(281)

Accretion of redeemable convertible preferred shares	(136)	(399)	(377)	(535)	(744)
Allocation of net income to participating preferred shareholders	(463)	(1,132)	—	(1,595)	—

Net income/(loss) attributable to common shareholders (Note 1)	468	127	(278)	595	(1,025)

Net income/(loss) per common share:
Basic	0.0027	0.0021	(0.0056)	0.0051	(0.0212)
Diluted	0.0027	0.0016	(0.0056)	0.0046	(0.0212)

Weighted average number of common shares outstanding:
Basic	171,799,683	59,373,030	50,033,954	115,896,927	48,274,972
Diluted	176,507,959	81,296,286	50,033,954	129,212,693	48,274,972

*	Share-based compensation expense included in:

Cost of revenues	16	7	3	23	8
Selling and marketing expenses	257	69	13	326	28
General and administrative expenses	2,774	1,249	273	4,023	636
Research and development expenses	168	115	18	283	39

Note 1:	The net income / (loss) attributable to common shareholders reflected the impact of non-cash accounting charges relating to the preferred shares. All outstanding preferred shares were automatically converted into common shares upon the completion of the Company’s IPO on May 5, 2011. Thereafter, there was no accretion and allocation of net income to the preferred shares and all net income was attributable to the common shareholders subsequent to IPO.

NETQIN MOBILE INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED
STATEMENTS OF CASH FLOWS
(In thousands)

	Three months ended
	June 30,	March 31,	June 30,
	2011	2011	2010
	US$	US$	US$

Cash flows from operating activities:
Net income	1,066	1,662	98
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	126	105	120
Allowance for doubtful accounts	286	86	—
Share-based compensation	3,215	1,440	307
Deferred income tax	(21)	(19)	13
Foreign exchange (gain)/losses, net	(379)	(98)	36
Share of loss from an associate	5	66	—
Realized loss on disposal of available-for-sale investments	—	—	2
Changes in operating assets and liabilities:
Accounts receivable	(2,759)	(1,939)	(1,967)
Prepaid expenses and other current assets	(388)	(378)	(245)
Other non-current assets	141	128	(1,454)
Accounts payable	417	(156)	397
Deferred revenue	1,206	699	505
Accrued expenses and other current liabilities	122	370	435
Tax payable	1	12	32

Net cash provided by/(used in) operating activities	3,038	1,978	(1,721)

Cash flows from investing activities:
Placement of term deposits	(8,655)	—	—
Maturities of term deposits	—	—	1,026
Purchase of available-for-sale investments	—	—	(13)
Proceeds from disposal of available-for-sale investments	—	—	2,087
Advance to Tianjin Yidatong Technology Development Co., Ltd.	—	—	(2,279)
Proceeds from the repayment of the advance to Tianjin Yidatong Technology Development Co., Ltd.	—	2,154	1,797
Disbursement from the lending of the housing loans to employees	—	—	(1,798)
Proceeds from the repayment of the housing loans to employees	50	50	—
Cash paid for investment under equity method	—	—	(1,007)
Purchase of property and equipment and intangible assets	(164)	(97)	(77)

Net cash (used in) / provided by investing activities	(8,769)	2,107	(264)

Cash flows from financing activities:
Proceeds from issuance of Series C convertible redeemable preferred shares	—	—	16,978
Proceeds from issuance of Series C-1 convertible redeemable preferred shares	—	2,200	—
Proceeds from initial public offering (net of underwriters’ commission)	82,886	—	—
Payments of listing expenses	(3,801)	—	—

Net cash provided by financing activities	79,085	2,200	16,978

Effect of exchange rate changes on cash and cash equivalents	638	205	176
Net increase in cash and cash equivalents	73,992	6,490	15,169
Cash and cash equivalents at the beginning of the period	24,456	17,966	1,292

Cash and cash equivalents at the end of the period	98,448	24,456	16,461

NETQIN MOBILE INC.
RECONCILIATIONS TO UNAUDITED INTERIM CONDENSED CONSOLIDATED
STATEMENTS OF OPERATIONS
(In thousands)

	Three Months Ended Jun. 30, 2011			Three Months Ended Mar. 31, 2011			Three Months Ended Jun. 30, 2010
		Non-GAAP			Non-GAAP			Non-GAAP
	GAAP	Adjustments*	Non-GAAP	GAAP	Adjustments*	Non-GAAP	GAAP	Adjustments*	Non-GAAP
	US$	US$	US$	US$	US$	US$	US$	US$	US$

Net Revenues
Premium mobile Internet services	7,697	—	7,697	6,570	—	6,570	3,105	—	3,105
Other services	1,176	—	1,176	1,052	—	1,052	482	—	482

Total net revenues	8,873	—	8,873	7,622	—	7,622	3,587	—	3,587
Cost of revenues	(1,810)	16	(1,794)	(1,503)	7	(1,496)	(1,058)	3	(1,055)

Gross profit	7,063	16	7,079	6,119	7	6,126	2,529	3	2,532

Operating expenses:
Selling and marketing expenses	(1,156)	257	(899)	(1,453)	69	(1,384)	(959)	13	(946)
General and administrative expenses	(4,288)	2,774	(1,514)	(2,124)	1,249	(875)	(798)	273	(525)
Research and development expenses	(1,144)	168	(976)	(999)	115	(884)	(633)	18	(615)

Total operating expenses	(6,588)	3,199	(3,389)	(4,576)	1,433	(3,143)	(2,390)	304	(2,086)

Income from operations	475	3,215	3,690	1,543	1,440	2,983	139	307	446

Interest income	185	—	185	76	—	76	31	—	31
Realized loss on available-for-sale investments	—	—	—	—	—	—	(2)	—	(2)
Foreign exchange gain/(loss), net	379	—	379	98	—	98	(36)	—	(36)
Other income/(expense), net	15	—	15	—	—	—	(2)	—	(2)

Income before income taxes	1,054	3,215	4,269	1,717	1,440	3,157	130	307	437

Income tax benefit / (expense)	17	—	17	11	—	11	(32)	—	(32)
Share of loss from an associate	(5)	—	(5)	(66)	—	(66)	—	—	—

Net income	1,066	3,215	4,281	1,662	1,440	3,102	98	307	405

Net loss / (income) attributable to the non-controlling interest	1	—	1	(4)	—	(4)	1	—	1

Net income attributable to NetQin Mobile Inc.	1,067	3,215	4,282	1,658	1,440	3,098	99	307	406

Accretion of redeemable convertible preferred shares	(136)		(136)	(399)		(399)	(377)		(377)
Allocation of net income to participating preferred shareholders	(463)		(463)	(1,132)		(1,132)	—		—

Net income/(loss) attributable to common shareholders**	468		3,683	127		1,567	(278)		29

*
Non-GAAP adjustments represented share-based compensation expenses resulting from granting of options and restricted shares to qualified employees and consultants by the Company during previous and current quarters.

**
The net income /(loss) attributable to common shareholders reflected the impact of non-cash accounting charges relating to the preferred shares. All outstanding preferred shares were automatically converted into common shares upon the completion of the Company’s IPO on May 5, 2011. Thereafter, there was no accretion and allocation of net income to the preferred shares and all net income was attributable to the common shareholders subsequent to IPO.

NETQIN MOBILE INC.
RECONCILIATIONS TO UNAUDITED INTERIM CONDENSED CONSOLIDATED
STATEMENTS OF OPERATIONS
(In thousands)

	Six Months Ended Jun. 30, 2011			Six Months Ended Jun. 30, 2010
		Non-GAAP			Non-GAAP
	GAAP	Adjustments*	Non-GAAP	GAAP	Adjustments*	Non-GAAP
	US$	US$	US$	US$	US$	US$

Net Revenues
Premium mobile Internet services	14,267	—	14,267	5,252	—	5,252
Other services	2,228	—	2,228	770	—	770

Total net revenues	16,495	—	16,495	6,022	—	6,022
Cost of revenues	(3,313)	23	(3,290)	(1,879)	8	(1,871)

Gross profit	13,182	23	13,205	4,143	8	4,151

Operating expenses:
Selling and marketing expenses	(2,609)	326	(2,283)	(1,843)	28	(1,815)
General and administrative expenses	(6,412)	4,023	(2,389)	(1,422)	636	(786)
Research and development expenses	(2,143)	283	(1,860)	(1,299)	39	(1,260)

Total operating expenses	(11,164)	4,632	(6,532)	(4,564)	703	(3,861)

Income/(Loss) from operations	2,018	4,655	6,673	(421)	711	290

Interest income	261	—	261	65	—	65
Foreign exchange gain/(loss), net	477	—	477	(36)	—	(36)
Other income, net	15	—	15	144	—	144

Income/(Loss) before income taxes	2,771	4,655	7,426	(248)	711	463

Income tax benefit/(expense)	28	—	28	(34)	—	(34)
Share of loss from an associate	(71)	—	(71)	—	—	—

Net income/(loss)	2,728	4,655	7,383	(282)	711	429

Net (income) / loss attributable to the non-controlling interest	(3)	—	(3)	1	—	1

Net income/(loss) attributable to NetQin Mobile Inc.	2,725	4,655	7,380	(281)	711	430

Accretion of redeemable convertible preferred shares	(535)		(535)	(744)		(744)
Allocation of net income to participating preferred shareholders	(1,595)		(1,595)	—		—

Net income/(loss) attributable to common shareholders**	595		5,250	(1,025)		(314)

*
Non-GAAP adjustments represented share-based compensation expenses resulting from granting of options and restricted shares to qualified employees and consultants by the Company during previous and current quarters.

**
The net income / (loss) attributable to common shareholders reflected the impact of non-cash accounting charges relating to the preferred shares. All outstanding preferred shares were automatically converted into common shares upon the completion of the Company’s IPO on May 5, 2011. Thereafter, there was no accretion and allocation of net income to the preferred shares and all net income was attributable to the common shareholders subsequent to IPO.